UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

ORGANOVO HOLDINGS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	27-1488943
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

6275 Nancy Ridge Dr., San Diego, California	92121
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 par share	NYSE MKT LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

Explanatory Note

This registration statement on Form 8-A is being filed to change the registration of the common stock, par value $0.001 per share (the “common stock”), of Organovo Holdings, Inc., a Delaware corporation (the “Registrant”), from Section 12(g) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), to Section 12(b) under the Exchange Act in connection with the listing of the common stock on the NYSE MKT (“NYSE MKT”). The common stock is currently registered under Section 12(g) of the Exchange Act and is quoted on the OTCQX under the symbol “ONVO”. The Registrant anticipates that the quotation of the common stock on the OTCQX will be terminated following the closing of trading on July 10, 2013, and that the listing of the common stock on the NYSE MKT will begin at the opening of trading on July 11, 2013 under the symbol “ONVO”.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

The following description of the Registrant’s common stock and the provisions of its charter documents are summaries and are qualified by reference to the Registrant’s certificate of incorporation and its bylaws listed as exhibits to this registration statement. The Registrant and its common stock are also governed by the general corporation laws of the State of Delaware.

Authorized and Outstanding: We are authorized to issue up to 150,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.001 per share. As of July 1, 2013, there were 64,951,014 shares of our common stock issued and outstanding, which shares were held by 216 stockholders of record, and no shares of preferred stock outstanding.

All outstanding shares of common stock are fully paid and nonassessable.

Common Stock:

Voting. Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote, except matters that relate only to a series of our preferred stock. Holders of common stock do not have cumulative voting rights.

In general, (i) stockholder action (except for bylaw amendments, which require a majority of shares entitled to vote, and election of directors, which requires a plurality vote) is based on the affirmative vote of a majority of the votes cast and (ii) broker non-votes and abstentions are considered for purposes of establishing a quorum but are not considered as votes cast for or against a proposal or director nominee. Directors are elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our certificate of incorporation.

Our board of directors is divided into three classes. At each annual meeting of stockholders, each of the successors elected to replace the directors of a class whose term expires at such annual meeting are elected to hold office for a three year term.

Stockholders may not take action by written consent unless the taking of such action by written consent is approved in advance by resolution of our board of directors.

Dividends. Subject to limitations under Delaware law and preferences that may apply to any then-outstanding shares of preferred stock, holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Liquidation. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock, subject to the liquidation preference of any then outstanding shares of preferred stock.

Miscellaneous. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Transfer Agent. The transfer agent and registrar for our common stock is VStock Transfer, LLC.

NYSE MKT. Our common stock is listed on the NYSE MKT under the symbol “ONVO.”

Preferred Stock:

Our certificate of incorporation empowers our board of directors, without further action by our stockholders, to issue up to 25,000,000 shares of preferred stock from time to time in one or more series. Our board of directors is authorized to fix and determine the designations, powers, preferences and rights, and the qualifications, limitations or restrictions, of the preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption, the redemption price or prices and liquidation preferences, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could make it more difficult or prevent a change of control of our company or the removal of our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock. The rights of holders of our common stock described above will be subject to, and may be adversely affected by, the rights of any preferred stock that our board of directors may designate and issue in the future.

Anti-Takeover Effects of Provisions of Our Charter Documents:

Some provisions of our certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:

•	acquisition of our company by means of a tender offer;

•	acquisition of our company by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, may discourage coercive takeover practices and inadequate takeover bids and promote stability in our management. These provisions may also encourage persons seeking to acquire control of our company to first negotiate with our board of directors.

Removal of Directors. The certificate of incorporation provides that stockholders may only remove a director from office for cause.

Board Vacancies are Filled by Remaining Directors and Not Stockholders. The bylaws provide that any vacancies on the board of directors may be filled by the vote of the majority of the remaining directors, although less than a quorum.

Stockholder Meetings. The bylaws provide that a special meeting of stockholders, other than those required by Delaware law, may be called only by our board of directors, chairperson of the board of directors, chief executive officer or president (in the absence of a chief executive officer).

No Action by Written Consent. As discussed previously, stockholders may not take action by written consent unless the taking of such action by written consent is approved in advance by resolution of our board of directors.

Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could make it more difficult or prevent a change of control of our company or the removal of our management.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

Item 2.	Exhibits.

The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this registration statement.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ORGANOVO HOLDINGS, INC.

Date: July 9, 2013	By:	/s/ Keith Murphy
	Name:	Keith Murphy
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1	Certificate of Incorporation of the Registrant (incorporated by reference from Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 3, 2012 (the “February 2012 Form 8-K”)).

3.2	Bylaws of the Registrant (incorporated by reference from Exhibit 3.2 to the February 2012 Form 8-K).